UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

(Report #3)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously reported by JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), on September 3, 2025, the Company entered into a debt exchange agreement (the “Debt Exchange Agreement”) with Sun Lei, the Company’s Chief Executive Officer, Interim Chief Financial Officer and the Co-Chairperson of the board of directors of the Company, pursuant to which Ms. Lei agreed to cancel $2,000,000 (the “Loan Cancellation Amount”) representing a portion of the total outstanding amount of her loans to the Company, in exchange for the issuance of shares of the Company’s common stock at the price equal to the closing price per share, as reported on The Nasdaq Capital Market on the trading day immediately prior to the closing.

On September 25, 2025, at the closing of the Debt Exchange Agreement, upon cancellation of the Loan Cancellation Amount by Ms. Lei, the Company issued to her an aggregate of 2,352,941 shares of common stock (the “Exchange Shares”) at the purchase price of $0.85 per share, the closing price per share of the Company’s common stock on September 24, 2025, as reported by The Nasdaq Capital Market. The Exchange Shares were issued in reliance upon exemptions from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation S promulgated by the Securities and Exchange Commission (“SEC”) thereunder, as a transaction by an issuer not involving public offering.

In addition, on September 23, 2025, the Company issued an aggregate of 750,000 shares of its common stock to six (6) shareholders of Series F Convertible Preferred Stock upon conversion, in accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock, dated May 23, 2025, previously disclosed by the Company in its current report on Form 6-K dated May 30, 2025. These shares were issued in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and/or Regulation S, promulgated by the SEC thereunder.

As of the date of this report, the Company has 18,093,942 shares of common stock outstanding, including an aggregate of 8,500,000 shares of Common Stock issued by the Company under the S-8 Registration Statement on Form S-8 (File No. 333-287591), dated May 27, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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